POLICY COVER SHEET
Job Name: XP3310D5                    Print Date and Time: 10/06/09 21:08
File Number: O617O
Business Center/
Original Business Unit:               FINANCIAL AND PROFESSIONAL SERVICES
Policy Number:                        490PB2374
Name of insured:                      VOLUMETRIC FUND, INC
Agency Number:                        3180284
Department or Expense Center:         001
Underwriter:                          1699666 Underwriting Team:
Data Entry Person:                    WENZEL,CHRISTINE
Date and Time:                        10/06/09 15:35 001


                         Special Instructions
EXACT REPRINT - REQUESTED BY AA REPRINT
Policy Commencement Date: 09/06/09

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE FORM NBR EDITION CO STATE TRANS DATE

* MEL3274 07.05 1 NY 2009-09-06*
* MLABL 09.85 1 NY 2009-09-06*
* ND059 11.06 1 NY 2009-09-06*

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 1
DELIVERY INVOICE
	10/06/2009

Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY
INSURED
	VOLUMETRIC FUND, INC.
	87 VIOLET DRIVE
	PEARL RIVER, NY 10965
AGENT
	MS. ANDREA KIEFER
	FRANK CRYSTAL & COMPANY, INC.
	FINANCIAL SQUARE
	32 OLD SLIP
	NEW YORK, NY 10005

Policy Inception/Effective Date: 09/06/09
Agency Number: 3180284
Transaction Type:
RENEWAL
Transaction number:
Processing date: 10/06/2009
Policy Number: 490PB2374
Policy      Description                      Amount   Surtax/
Number                                                Surcharge
	490PB2374   INVESTMENT COMPANY BLANKET BOND  $1,170

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss







40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 2
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ND044 Rev. 1-08 Page 1 of 1
IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER
COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY.

PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ND059 Ed. 11-06                     -1-
 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved
HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS
Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.
Prompt reporting:
better protects the interests of all parties;
helps Travelers to try to resolve losses or claims more quickly; and often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.
Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.
FAX
Use this number to report a loss, claim, or potential claim by fax toll free.
1-888-460-6622
US MAIL
Use this address to report a loss, claim, or potential claim by U S Mail. Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL
Use this address to report a loss, claim, or potential claim by email. Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40705 Ed.5-84 Form List
St.Paul Fire and Marine Insurance Co.1995 Page
POLICY FORM LIST

Here's a list of all forms included in your policy, on the date shown below. These forms are listed in the same order as they appear in your policy.

Title                                            Form Number Edition Date
Policy Form List                                 40705       05-84
Investment Company Blanket Bond - Declarations   ICB001      07-04
Computer Systems                                 ICB011      07-04
Unauthorized Signatures                          ICB012      07-04
Telefacsimile Transactions                       ICB013      07-04
Voice-Initiated Transactions                     ICB014      07-04
Amend Definition of Employee (Exclude EDP
Coverage for Computer Software or Programs)      ICB015      07-04
Definition of Investment Company                 ICB016      07-04
Add Exclusions (n) & (o)                         ICB026      07-04
Amend Section 13. - Termination As To Any Employee MEL3274   07-05
Name of Insured Policy Number 490PB2374 Effective Date 09/06/09
VOLUMETRIC FUND, INC Processing Date 10/06/09 15:35 001
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Page 2
St.Paul Fire and Marine Insurance Co.1995
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
 2004 The Travelers Companies, Inc. Page 1 of 2

************************************************************


                    INVESTMENT COMPANY BLANKET BOND
             St. Paul Fire and Marine Insurance Company
                   St. Paul, Minnesota 55102-1396
      (A Stock Insurance Company, herein called Underwriter)


DECLARATIONS                                          BOND NO. 490PB2374
Item 1. Name of Insured (herein called Insured):
        VOLUMETRIC FUND, INC

	Principal Address:
 	87 VIOLET DRIVE
	PEARL RIVER, NY 10965

Item 2. Bond Period from 12:01 a.m. on 09/06/09 to 12:01 a.m. on
09/09/2010 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
        Subject to Sections 9, 10, and 12 hereof:
                                                    Limit of   Deductible
                                                    Liability  Amount
Insuring Agreement A - FIDELITY                     $225,000   $5,000
Insuring Agreement B - AUDIT EXPENSE                $25,000    $0
Insuring Agreement C - PREMISES                     $225,000   $5,000
Insuring Agreement D - TRANSIT                      $225,000   $5,000
Insuring Agreement E - FORGERY OR ALTERATION        $225,000   $5,000
Insuring Agreement F - SECURITIES                   $225,000   $5,000
Insuring Agreement G - COUNTERFEIT CURRENCY         $225,000   $5,000
Insuring Agreement H - STOP PAYMENT                 $25,000    $2,500
Insuring Agreement I - UNCOLLECTIBLE ITEMS
                       OF DEPOSIT                   $25,000    $5,000
OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J- COMPUTER SYSTEMS              $225,000   $5,000
Insuring Agreement K- UNAUTHORIZED SIGNATURES       $25,000    $5,000
Insuring Agreement L- TELEFACSIMILE SYSTEMS         $225,000   $5,000
Insuring Agreement M- VOICE INITIATED TRANSFER      $225,000   $5,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: NA
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
 2004 The Travelers Companies, Inc. Page 2 of 2

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through
ICB011 Ed. 07-04, ICB012 Ed. 07-04, ICB013 Ed.07-04, ICB014 Ed. 07-04,
ICB015 Ed. 07-04, ICB016 Ed. 07-04, ICB026 Ed. 07-04, MEL3274 Ed. 07-05

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 490PB2017 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.
Countersigned:         ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                        /s/ Bruce Backberg
                          Secretary

			/s/ Brian MacLean
			President


Authorized Representative Countersigned At
Countersignature Date

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB011 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
490PB2374

DATE ENDORSEMENT OR
RIDER EXECUTED
10/06/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
09/06/09

* ISSUED TO
VOLUMETRIC FUND, INC

Computer Systems
It is agreed that:
1. The attached bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT J COMPUTER SYSTEMS
Loss resulting directly from a fraudulent
(1) entry of data into, or
(2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes
(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to
(i) cause the Insured to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.
SCHEDULE
All systems utilized by the Insured
2. As used in this Rider, Computer System means
(a) computers with related peripheral components, including storage components, wherever located,
(b) systems and applications software,
(c) terminal devices, and
(d) related communication networks
by which data are electronically collected, transmitted, processed, stored and retrieved.
3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:
(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB011 Ed. 7-04 Page 2 of 2
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's
Computer System.
4. The following portions of the attached bond are not applicable to this
Rider:
(a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";
(b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and
(c) Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.
5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.
6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.
7. The Limit of Liability for the coverage provided by this Rider shall be Two Hundred Twenty Five Thousand Dollars ($225,000 ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.
8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.
9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.
10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety
(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.
The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB012 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
490PB2374

DATE ENDORSEMENT OR
RIDER EXECUTED
10/06/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
09/06/09

* ISSUED TO
VOLUMETRIC FUND, INC

Unauthorized Signatures
It is agreed that:
1. The attached bond is amended by inserting an additional Insuring Agreement as follows:
INSURING AGREEMENT K UNAUTHORIZED SIGNATURE
(A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.
(B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.
2. The total liability of the Underwriter under Insuring Agreement K is limited to the sum of Twenty Five Thousand Dollars ($25,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
3. With respect to coverage afforded under this Rider, the Deductible Amount shall be Five Thousand Dollars ($5,000 ).
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB013 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
490PB2374
DATE ENDORSEMENT OR
RIDER EXECUTED
10/06/09
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
09/06/09
* ISSUED TO
VOLUMETRIC FUND, INC

Telefacsimile Transactions
It is agreed that:
1. The attached Bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS
Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.
2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. "Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.
b. "Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.
c. "Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.
d. "Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.
e. "Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.
f. "Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.
g. "Designated Fax Procedures" means the following procedures:
(1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months.
Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.
(2) Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB013 Ed. 7-04 Page 2 of 2

 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.
(4) Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.
i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.
j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.
3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:
a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond;
and
b. Any loss resulting from:
(1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or
(2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
(3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or
(4) The intentional failure to adhere to one or more Designated Fax
Procedures; or
(5) The failure to pay for shares attempted to be purchased.
4. The Single Loss Limit of Liability under Insuring Agreement L is limited to the sum of Two Hundred Twenty Five Thousand Dollars ($225,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.
5. With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is Five Thousand Dollars ($5,000 ).
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB014 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
490PB2374
DATE ENDORSEMENT OR
RIDER EXECUTED
10/06/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
09/06/09

* ISSUED TO
VOLUMETRIC FUND, INC
Voice Initiated Transactions
It is agreed that:
1. The attached bond is amended by inserting an additional Insuring Agreement as follows:
INSURING AGREEMENT M -VOICE-INITIATED TRANSACTIONS
Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.
2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. "Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.
b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.
c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.
d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.
e. "Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.
f. "Designated Procedures" means the following procedures:
(1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.
(2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.
(3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB014 Ed. 7-04 Page 2 of 2
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
g. "Investment Company" or "Fund" means an investment company registered under the Investment Company Act of 1940.
h. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.
i. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.
3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:
a. Any loss covered under Insuring Agreement A, "Fidelity, " of this Bond; and
b. Any loss resulting from:
(1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or
(2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder
(a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or
(4) The intentional failure to adhere to one or more Designated
Procedures; or
(5) The failure to pay for shares attempted to be purchased; or
(6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.
4. The total liability of the Underwriter under Insuring Agreement M is limited to the sum of Two Hundred Twenty Five Thousand Dollars ($225,000), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
5. With respect to coverage afforded under this Rider the applicable Deductible Amount is Five Thousand Dollars ($5,000 ).
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB015 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
490PB2374

DATE ENDORSEMENT OR
RIDER EXECUTED
10/06/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
09/06/09

* ISSUED TO
VOLUMETRIC FUND, INC
Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)

It is agreed that:
1. Sub-section 7 of Section 1(a) in the Definition of Employee, is deleted and replaced by the following:
(7) "each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section
(9) hereof, and"
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB016 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
490PB2374
DATE ENDORSEMENT OR
RIDER EXECUTED
10/06/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
 09/06/09

* ISSUED TO
VOLUMETRIC FUND, INC
Definition of Investment Company
It is agreed that:
1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:
(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB026 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
490PB2374
DATE ENDORSEMENT OR
RIDER EXECUTED
10/06/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
09/06/09

* ISSUED TO
VOLUMETRIC FUND, INC

Add Exclusions (n) & (o)
It is agreed that:
1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:
(n) loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.
(o) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative

INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
490PB2374
DATE ENDORSEMENT OR
RIDER EXECUTED
10/06/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
09/06/09

* ISSUED TO
VOLUMETRIC FUND, INC
AMEND SECTION 13. - TERMINATION AS TO ANY EMPLOYEE
MEL3274 Ed. 7-05
For use with ICB005 Ed. 7-04
It is agreed that:
1. Sub-sections (a), (b) & (c) of Section 13. TERMINATION under CONDITIONS AND LIMITATIONS, are deleted in their entirety, and the following is substituted in lieu thereof:
Upon the detection by any Insured that such Employee has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft.
The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.
For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with such (detected) Employee, becomes aware that the (detected) Employee has committed any dishonest or fraudulent act(s) or theft.
This Bond shall terminate as to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than sixty (60) days prior to the effective date of termination specified in such notice.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss